UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1) *

Meritage Hospitality Group Inc., a Michigan corporation

(Name of Issuer)

Common Shares, $.01 par value

(Title of Class of Securities)

59000K 10 1

(CUSIP Number)

Robert E. Riley
c/o Meritage Hospitality Group Inc.
40 Pearl Street, N.W., Suite 900
Grand Rapids, Michigan 49503
(616) 776-2600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2001
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages
--------------------------------                               -----------------
CUSIP NO.  59000K 10 1                Schedule 13D             Page 2 of 3 Pages
--------------------------------                               -----------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Riley (###-##-####)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  |_|

         (b)  |X|

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                   507,425
                         -------------------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                     17,775
   EACH REPORTING        -------------------------------------------------------
     PERSON WITH            9     SOLE DISPOSITIVE POWER

                                   507,425
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      17,775
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         525,200
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 3 and 5 by adding the material below.

Item 3. Source and Amount of Funds or Other Consideration.

        Personal funds were used to acquire the common shares referenced in Item 5.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Riley owns 482,425 common shares, and holds options for 25,000 common shares pursuant to Meritage's 1996 Management Equity Incentive Plan which are immediately exercisable. See also page 2, nos. 11 and 13.

(b)	Of the 17,775 shares listed under "Shared Voting Power" and "Shared Dispositive Power," 10,275 are held by Mr. Riley's spouse in an IRA account, and 7,500 are held by a trust for the benefit of Mr. Riley's spouse. See page 2, nos. 7, 8, 9 and 10.

(c)	In the past 60 days, the following transactions involving Mr. Riley occurred:

  On December 19, 2000, Mr. Riley acquired 200,000 common shares from the Company in a private transaction. The purchase was authorized by the Board of Directors in connection with Mr. Riley’s appointment as President of the Company. The shares were priced at $2.00 per share which was the closing market price on October 25, 2000, the date that the Board appointed Mr. Riley as President. Because the shares were not registered under the Securities Act of 1933, the shares are restricted.

  On December 19, 2001, options for 25,000 common shares were granted to Mr. Riley pursuant to the 1996 Management Equity Incentive Plan which are immediately exercisable. The shares were priced at $1.938, the closing market price of the Company’s common shares on the American Stock Exchange on that date.

  On February 9, 2001, Mr. Riley purchased 250,000 common shares from the Company pursuant to a private placement that was authorized by the Board of Directors on January 22, 2001. The shares were priced at $2.1556 per share which was computed by adding $0.0625 to the average closing price of the common shares on the American Stock Exchange for the ten trading days beginning on January 22, 2001. Because the shares were not registered under the Securities Act of 1933, the shares are restricted.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001                                                ________/s/ Robert E. Riley_________
                                                                                                          Robert E. Riley